"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 7 May 2004

ORK – Trade subject to notification

On 6 May 2004, in connection with its option programme, Orkla exercised 12,000 options, at a strike price of NOK 135.

A total of 2,006,938 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,531,621. It is expected that the adoption of the Annul General Meeting to amortise 1,607,151 shares will be carried out in August this year. When the amortisation has been implemented Orkla's total holding of own shares will be 5,924,470.

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